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UNITED STATES	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER 033-07106-A

CUSIP NUMBER 638910 30 7
NOTIFICATION OF LATE FILING

(Check one):  ☑ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  December 31, 2006
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NATURADE, INC.

 Full Name of Registrant

N/A

 Former Name if Applicable

601 Valencia Avenue, Suite 100

 Address of Principal Executive Office (Street and Number)

Brea, CA 92823

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the significant time involved and the complex nature of accounting related to the Registrant’s recent filing of voluntary petition for protection and reorganization under Chapter 11 Reorganization and the subsequent filings of the Company’s Plan of Reorganization and Disclosure Statement, the Registrant requires additional time to complete the financial statements required by the Registrant’s Annual Report on Form 10-K (the “Form 10-K”). As a result, the Registrant will not be able to timely file the Form 10-K without unreasonable effort and expense.

The Registrant anticipates it will be able to file the Form 10-K within the extension period permitted by this filing.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

 Dee S. Kelly         714-986-7308

(Name)        (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☑Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☑Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Accountant’s Statement.

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Naturade, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2007	By: /s/ Dee S. Kelly
Dee S. Kelly, Chief Financial Officer

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ACCOUNTANT’S STATEMENT

ATTACHMENT TO FORM 12b-25

The Registrant’s severe cash restrictions throughout the past fiscal period has resulted in operating constraints that have caused limitations on resources, product availability and generation of revenues causing a significant change in results of operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Reasonable estimate of the results cannot be made at this time due to the significant impact of the lack of revenue, lack of cash resources, and filing of Chapter 11 bankruptcy proceedings on all aspects of the Registrant’s financial results. Unreasonable effort and expense would be involved to produce such estimates at this time, however, the Registrant anticipates that the financial results will be completed and the Form 10-K filed within the extension period permitted by this filing.

Signed by

Date	April 2, 2007

By:	/s/ Dee S. Kelly
Dee S. Kelly,
Chief Financial Officer Naturade, Inc.
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